March 15, 2005


Mail Stop 0409


Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
	Registration Statement on Form SB-2 filed February 14, 2005
	File No. 333-122820

Dear Mr. Schellhammer:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
General
1. We note that you are registering the spin-off of shares held by your parent to your parent`s stockholders. We further note that ACS was incorporated in December 2003 in order to facilitate the acquisition of American CareSource Corporation. Since your parent has held the shares of ACS for less than two years, it would appear that the parent is an underwriter in the public distribution of those
securities.  Please revise the cover page of the prospectus as well
as all other relevant locations, to identify your parent as an underwriter. We refer to Staff Legal Bulletin No. 4.
2. We note your use of the term "Company" throughout the
prospectus.
Since the term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
3. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
4. Please supplementally provide us with your analysis of why you qualify as a small business issuer. As part of this analysis please inform us how many common equity shares of Patient Infosystems,
Inc.
were outstanding as of February 14, 2005, and how many of those shares were held by affiliates.
5. On page 35, you note that your financial statements for the fiscal
year ended December 2003 were audited by McGladrey & Pullen LLP.
You
also note on page 35 that your financial statements for the fiscal year ended December 2002 were audited by BDO Seidman, LLP. Please add a section discussing any changes and disagreements with your accountants including all applicable disclosures required by Item 304 of Regulation S-B.
6. We note that your financial statements were stale as of February
15, 2005. Please update your financial statements by amending the registration statement. Refer to Item 310 of Regulation S-B.

Facing Page
7. We note that you have calculated the registration fee based on Rule 457(c). In light of the fact that there is no market for you shares, this reliance appears to be inappropriate. Please revise or advise. Refer to Rule 457(f) of Regulation C and the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section B, paragraph 108
Prospectus Summary

General
8. We note that your summary is eight pages long and contains unnecessary redundancy. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a brief overview of the key aspects of the offering. You should consider and identify only those aspects of the offering that are the most significant and determine how best to highlight those points. Please revise your summary as necessary.

Our Company, page 2
9. Please briefly discuss the type of ancillary benefits you manage and what your services consist of.
10. On page 10, you note that you have never earned profits and that after you become independent of Patient Infosystems there can be no assurance that you will be able to obtain additional sources of funds. Please balance your disclosure in the Summary by discussing your history of net losses and the uncertainty regarding your ability to obtain sufficient funds to continue your operations.

Summary of the Distribution, page 3
11. We note your disclosure here that one share of ACS common stock will be distributed for approximately every two shares of Patient Infosystems common stock outstanding as of the Record Date.
Please
advise us as to why you have included the word "approximately" above.
We note, for example, that on the cover page you have disclosed the same ratio without the qualifying language. Please revise or advise.
12. We refer to your disclosure that you "anticipate" your shares will be traded on the OTC Bulletin Board and that you "expect" a market maker will apply to have your securities quoted. If discussions have occurred regarding either of these actions, please include appropriate disclosure. If not, please revise to merely state that you will seek to have your securities traded on the OTC Bulletin Board.
Summary Financial Information, page 7
13. You state that you included pro forma results for American Caresource Corporation. Please revise to disclose what the pro forma results represent, how they differ from the actual results and why they are important to a reader of the prospectus.
14. Please revise to state whether the summary financial results are based on audited or unaudited numbers.
Risk Factors, page 10

General
15. Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Most of your risk factors merely state a fact. For example, the subheading for the first risk factor states that ACS has a history of operating losses. Please revise so that your subheadings highlight the specific risk that results from the stated fact.
16. Please revise your disclosure to add a risk factor that you may be subject to the penny stock rules. This discussion should include what constitutes a "penny stock" under Rule 3a51-1, such as the criteria regarding trading on an exchange or being quoted on NASDAQ and the asset and revenue thresholds. Also, discuss the applicability of the penny stock rules to transactions in your securities.
17. Please discuss the risk presented by the fact that your largest stockholder, John Pappajohn, will own over 37 percent of your issued and outstanding common stock following the spin-off, including the fact that he also serves as a director of ACS and Patient Infosystems.
18. On page 6, you note that after the distribution of the ACS shares, arrangements between you and Patient Infosystems will not be on an "arms-length" basis because of the relationships between your board of directors and executive officers and the board of directors and executive officers of Patient Infosystems. We further note, from disclosure found on page 33, that you expect a continuing relationship with Patient Infosystems following the spin-off. Please add a risk factor discussing the fact that these arrangements will not be conducted at arms-length.
19. On page 33, you note that "Patient Infosystems expects it will likely provide [you] services for a limited transition period in such areas as information management and technology, personnel and indirect overhead expenses, employee benefits administration, financial accounting and reporting and other areas where [you] may need transitional assistance and support." Please supplementally advise us whether there is a binding agreement in place for Patient
Infosystems to provide you with services after the distribution. If there is not a binding agreement in place, please note that fact in a risk factor. The risk factor should also discuss the fact that the lack of an agreement could cause ACS to pay higher fees based on the prior relationship between the parties.
20. Please add a separate risk factor that discusses the fact that ACS historically has not entered into long-term agreements with its customers. In connection with this, please quantify the portion of agreements that are long-term and quantify the revenues associated with agreements that are set to expire within the next twelve months.

ACS has a history of operating losses, page 10
21. Please clarify that ACS has a history of net losses, not just operating losses, quantifying the losses. In addition, please disclose ACS`s accumulated deficit.





ACS faces working capital shortfalls and has an urgent need for working capital, page 10
22. Please indicate the cash available to you as of the most recent practicable date as well as your anticipated financing needs during the next twelve months.

ACS has a limited number of customers, a few of which account for a substantial portion of its business, page 10
23. You state that your "five largest customers (including [your] non-continuing customers) account for approximately 92.7% of [your] revenues during the nine months ended September 30, 2004." Please revise to define the term "non-continuing customers," and state how much of your business the non-continuing customers accounted for.

Competition in the pharmacy benefits management industry could reduce
ACS` profit margins, page 11
24. Please clarify whether the listed companies are actual or potential competitors of yours. We note, for example, on page 23 that you aware of no direct competitor that currently offers the services you offer. Please revise or advise.

ACS faces risks related to changes in the healthcare industry, page
12
25. Please combine this risk factor with the risk factor titled Efforts to Reduce Healthcare Costs and Alter Healthcare Financing Practices Could Adversely Affect ACS` Business, in order to reduce repetitive disclosure.

The continued services and leadership of ACS` senior management is critical to its ability to maintain growth and any loss of key personnel could adversely affect its business, page 12
26. We note the generic nature of this risk factor. Since all companies rely on their key personnel, please identify the officers upon whom you are reliant and clearly explain how the loss of these individuals would affect your company. For example, please elaborate on the risk posed by losing their knowledge and business contacts.
27. On page 26, we note that you do not have employment agreements with any of your executive officers. Please disclose that fact in this risk factor.

There has not been any prior trading market for the ACS shares and a trading market for the ACS shares may not develop, page 13
28. Please note that shares are not listed on the OTCBB, they are quoted. Please revise as necessary.

Future sales of ACS capital stock, or the perception that these sales may occur, could depress the price of ACS` common stock, page 14
29. Please revise the risk factor to include a discussion on the potential dilutive effects of your Stock Option Plan and conversion of your outstanding warrants.

Management`s Discussion and Analysis or Plan of Operation, page 14

General
30. Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.
Overview, page 15
31. You state that upon effectiveness of your registration statement
"ACS will be allocated the Patient Infosystems corporate assets, liabilities and expenses related to Patient Infosystems` ancillary health benefits management business based on an estimate of the proportion of such amounts allocable to ACS, utilizing such factors as total revenues, employee headcount and other relevant factors." This appears to indicate that your assets, liabilities and expenses have yet to be allocated to you. However, based on your financial statements it appears that the allocation has already taken place. Please advise or revise.

Results of Operations, page 16

Revenues, page 16
32. Please supplementally explain why you are comparing the actual results for the nine months ended September 30, 2004 with the pro forma results for the nine months ended September 30, 2003. We may have further comments based on your response.
33. You state that you believe that you have "experienced improved relations with providers in [your] network as a result of, among other things, the acquisition by Patient Infosystems." Please revise to state the effect that your spin-off will have on your relations with the providers.
34. We note your statement that you expect to see "growth in the number of payor and client relationships due to an increased emphasis on sales." Please provide additional information as to what steps you took in increasing your emphasis on sales and whether additional relationships were formed after September 30, 2004 as a result of such efforts.


Operating Expenses, page 17
35. You state that "cost reductions were offset by a one-time warrant compensation expense of $212,000 million charged in the first quarter of 2004." It appears that the one time compensation expense was $212,000 not $212,000 million. Please advise or revise.
36. We note that certain of the cost reductions discussed were the result of the consolidation of certain functions with Patient Infosystems. Please discuss the effect your separation from Patient
Infosystems will have on your operating expenses going forward.
In
addition, please discuss the fact that, as a separate public company, you will be required to make increased expenditures.
Liquidity, page 17
37. You state that on January 28, 2005, you "amended [your] credit agreement with Wells Fargo Bank, N.A. extending the line of credit to
$3,000,000, $1,000,000 of such increase intended as a prepayment of pre-existing debt of Patient Infosystems by ACS. Mr. Pappajohn and
Dr. Schaffer, directors of the Company guaranteed such increase." Please file your agreement with Wells Fargo Bank as an Exhibit. Also, please file your agreements with Mr. Pappajohn and Dr. Schaffer, regarding the guarantee they provided, as an Exhibit.
38. Please revise to include a discussion of the reason for any material changes in assets and liabilities from the nine months ended
September 30, 2003 to September 30, 2004 and for the fiscal year ended December 31, 2002 to December 31, 2003. For instance, please explain the large decrease in your accrued expenses for the nine months ended September 30, 2004 to the nine months ended September 30, 2003.
39. Please disclose all material commitments for capital expenditures and the expected sources of funds for such expenditures.
40. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.

Year Ended December 31, 2003 Compared to Year Ended December 31,
2002, page 19
41. Please revise to explain the reason for the changes in your revenues, costs of revenues and expenses. Regarding the ancillary health claims revenue, please explain why it has decreased despite the fact that you state you are focusing more on the ancillary service market.



Description of Business, page 21

General
42. Please revise to identify the few major customers upon whom you are dependent. Refer to Item 101 of Regulation S-B.

Ancillary Custom Network, page 22
43. Please revise to define the term "out-of-network claims" and "single reimbursement level."

Competition, page 23
44. Please revise to discuss your competitive position in the industry and the principal methods of competition. Include a discussion regarding whether there are any differences in the competitive conditions or your ability to compete in certain geographic markets. Also, please explain your criteria as to what constitutes a competitor. See Item 101 of Regulation S-B.

Facilities, page 24
45. You note that "ACS occupies 14,000 square feet of office space in
Irving, Texas and 7,500 square feet of office space in Pittsboro, Indiana, pursuant to leases that expire in 2008, for which it pays
aggregate rent of $150,000 per year."   On page F-17, you note
that
you "lease office space from a related party under a non-cancelable lease agreement that expires in April 2008. The Company leases an automobile, certain equipment and other office space under non-cancelable lease agreements, which expire at various dates through April 2008." On page F-17, you also state the lease from the related party would cost $252,301 in 2004 and the other office space would cost $61,450 in 2004 for a total cost of $313,751 ($252,301 +
$61,450). Please reconcile the disclosure in this section with the disclosure on page F-17.

If one of your facilities is leased from a related party, please provide the details of that agreement including whether the transaction was conducted at arms-length.

Management, page 24

Executive Officers and Directors, page 24
46. Under your disclosure for Wayne Schellhammer, please state that he is a director and state how long he has been serving as a director.



Board Composition, page 25
John Pappajohn, page 25
47. Please revise to state the length of time Mr. Pappajohn has been serving on your board.

Executive Compensation, page 26
48. On page 24, you state that Mr. Schellhammer has served as the President and CEO since October 2004. Please advise us why his salary was not included in the compensation table or revise.
Refer
to the Division of Corporation Finance Manual of Publicly
Available
Telephone Interpretations, March 1999 Supplement, Section 3S. Item 402 of Regulation S-K.

Employment Agreements, page 26
49. We note your disclosure that you have no employment agreements with any of your executive officers. Please reconcile this disclosure with Note 8 on page F-18 that states that you have entered into various employment agreements with executives effective through various dates from December 2004 ro September 2005.

Certain Relationships and Related Transactions, page 28
50. On page F-17, you note that you "lease office space from a related party under a non-cancelable lease agreement that expires in
April 2008." Please advise us as to why this was not included in this section or revise this section to include that disclosure.

Security Ownership of Certain Beneficial Owners and Management,
page
29
51. You state that if the distribution had occurred as of December 31, 2004 there would be 10,394,666 shares outstanding. However, on page 3 you state that you are going to distribute roughly
10,000,000
shares and Patient Infosystem will retain approximately 1,000,000 shares, for a total of 11,0000,0000 shares outstanding. Please supplementally reconcile these two disclosures.









The Distribution, page 30

Results of the Distribution, page 31
52. You note that "ACS expects to have approximately ___ holders of record of its common stock, and approximately 11,000,000 shares of its common stock outstanding." Once you have determined the Record
Date, please state the exact amount of common stock that will be distributed and outstanding following the distribution.
Listing and Trading of ACS Shares, page 31
53. Please change the title of this section to reflect the fact that shares are quoted on the OTCBB, not listed.

Relationship Between Patient Infosystems and ACS Following the Distribution, page 33
54. Please revise to explicitly state whether you have a written or oral binding agreement with Patient Infosystems to provide you with ongoing service. If not, please discuss how the specific services and pricing terms will be determined absent such an agreement. Finally, please disclose that, as a result of the relationship between the entities, any transactions entered into will not be conducted at arms length, and it is possible that ACS will overpay for services performed by Patient Infosystems.

Description of Capital Stock, page 34

Warrants, page 34
55. Please revise to state the material terms of the warrants
(e.g.,
when they become exercisable).

Reports to Stockholders, page 35
56. You state that you "have and will continue to comply with the periodic reporting, proxy solicitation and other applicable requirements of the Securities Act of 1934." Given that this is your initial public offering and given that you have not filed any periodic or other 1934 Act reports, please remove the language that you "have" complied with the periodic reporting requirements.

Audited Financial Statements of American Caresource Corporation
57. Please revise your audit report in accordance with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.
58. As appropriate, please revise the headnote to the financial statements and related disclosures to clearly indicate the financial statements of American Caresource Corporation are those of the registrant`s predecessor.
59. In certain sections of your document you state Patient Infosystems acquired American Caresource Corporation, and elsewhere you state American Caresource Holdings was the acquirer. Please revise as appropriate to consistently describe the nature of your transaction. If Patient Infosystems was the acquirer, then you should clarify, if true, that the net assets are being transferred to
American Caresource Holdings in contemplation of the spin-off. Statements of Operations for the Years Ended December 31, 2003 and 2002, page F-6
60. We note that you report revenues and cost of revenues from ancillary health services on a gross basis. Please disclose your consideration of the various indicators of both gross and net reporting as provided in EITF 99-19.

Unaudited Interim Financial Statements of American Caresource Holdings, Inc., pages F-19 to F-22
61. How does your presentation of unaudited results for the registrant, American Caresource Holdings, Inc. satisfy the reporting requirements under Item 310(a) of Regulation S-B which requires audited financial statements of the issuer in the filing? Please advise or revise accordingly.

Condensed Statements of Operations and Condensed Statements of
Cash
Flows, page F-20
62. Reference is made to the statements of operations and cash flows
for the interim periods where we note that you have provided comparative pro forma results of the predecessor company, American Caresource Corporation as of September 30, 2003 with those of the successor company, Amercian Caresource Holdings as of September 30,
2004. What is your basis for presenting financial information for American Caresource Holdings prior to formation in the GAAP financial
statements?   If you are trying to show predecessor information,
it
should be clearly labeled as such and should only reflect the historical results of the predecessor without any pro forma adjustments. Please advise or revise accordingly.
63. Disclose the loss contingency for the lawsuit filed against you on June 16, 2004. Reference is made to SFAS 5.




64. We note your disclosure on page 15 regarding the allocation of certain corporate assets, liabilities and expenses of Patient Infosystems, Inc. to American Caresource Holdings, Inc. Please expand your related party disclosure in the financial statements to address such allocations. Specifically advise us how you have accounted for the $3,550,000 payable to Patient Infosystems, Inc. within the unaudited interim financial statements and disclose the nature of any related party transactions related to this amount.

American Caresource Corporation Pro Forma Financial Statements
Giving
Effect to the Acquisition
65. Upon updating your financial statements the Acquisition will have been reflected in the historical statements of American Caresource Holdings for 12 months, as such pro forma presentation of this transaction would not be required. Please advise us or revise to exclude this information in your amendment accordingly.

American Caresource Holdings Pro Forma Financial Statements Giving Effect to the Distribution
66. Clarify why notes (d) and (e) are pro forma adjustments. Note all costs of doing business should be reflected in the historical financial statements for expenses that the parent incurred on your behalf. Reference is made to SAB Topics 5.B and 5.J.

Part II

General
67. We note your disclosure that no unregistered securities have been sold during the last three years. Please revise this section to discuss the warrants to purchase 974,950 shares issued to Mr.
Pappajohn and Dr. Schaffer as noted on page 17.

Exhibit Index, page II-2
68. Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and may have further comments upon our review. In connection with this, please file your legality opinion or provide us with a draft of the legality opinion so that we have an opportunity to review it.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 824-5347 or
Cicely Luckey, Senior Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
942-
2811 or the undersigned at (202) 942-1971 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP
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American Caresource Holdings, Inc.
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